SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934

(FEE REQUIRED)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

(NO FEE REQUIRED)

FOR THE TRANSITION PERIOD FROM         TO

COMMISSION FILE NUMBER 0-12345

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

STILLWATER MINING COMPANY

PO BOX 1330
536 EAST PIKE AVENUE
COLUMBUS, MT 59019

REQUIRED INFORMATION
SIGNATURES
EX-23 Consent of KPMG LLP, Independent Auditors

REQUIRED INFORMATION

1.	Financial statements filed as a part of this annual report: Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust — Financial Statements and Schedules, December 31, 2002 and 2001 (With Independent Auditors’ Report Thereon), including the Statements of Net Assets Available For Benefits as of December 31, 2002 and 2001, the Statement of Changes in Net Assets Available For Benefits for the Year ended December 31, 2002, and Notes to Financial Statements for the Years Ended December 31, 2002 and 2001, together with Supplemental Schedules of Schedule H, line 4i — Schedule of Assets (Held at End of Year) December 31, 2002 and Schedule G, Part III — Schedule of Nonexempt Transactions Year ended December 31, 2002.

2.	Exhibit filed as part of this annual report: Exhibit 23 — Consent of KPMG LLP, Independent Auditors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STILLWATER MINING COMPANY BARGAINING UNIT 401(K) PLAN AND TRUST

June 27, 2003	/s/ John R. Stark

Date	John R. Stark Vice President, Corporate Counsel and Secretary

CERTIFICATION OF FORM 11-K

OF

STILLWATER MINING COMPANY BARGAINING UNIT 401(k) PLAN AND TRUST

FOR THE YEAR ENDED DECEMBER 31, 2002

          1.     The undersigned are the Chairman and Chief Executive Officer; and the Vice President, Corporate Counsel and Secretary of Stillwater Mining Company. This Certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This Certification accompanies the Form 11-K of the Stillwater Mining Company Bargaining Unit 401(k) Plan for the year ended December 31, 2002.

          2.     We certify that such Form 11-K fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in such Form 11-K fairly presents, in all material respects, the net assets available for benefits as of December 31, 2002 and the changes in net assets available for benefits for the year then ended.

          This Certification is executed as of June 27, 2003.

/s/ Francis R. McAllister

Francis R. McAllister Chairman and Chief Executive Officer

/s/ John R. Stark

John R. Stark Vice President, Corporate Counsel & Secretary

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Financial Statements and Schedules

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Independent Auditors’ Report
Statements of Net Assets Available for Benefits — December 31, 2002 and 2001
Statement of Changes in Net Assets Available for Benefits — Year Ended December 31, 2002
Notes to Financial Statements

Schedule

Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2002	1
Schedule G, Part III — Schedule of Nonexempt Transactions — Year Ended December 31, 2002	2

KPMG LLP
P.O. Box 7108
401 N. 31st Street
Billings, MT 59103

Independent Auditors’ Report

To the Administrator of the

     Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2002 and Schedule G, Part III — schedule of nonexempt transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Billings, Montana
April 11, 2003

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001

Assets:
Investments, at fair value (note 3):
Common stock	$1,794,435	$918,354
Mutual funds	14,205,889	14,673,563
Common/collective trust fund	1,309,408	702,984
Participant loans	1,692,456	1,310,129

Total investments	19,002,188	17,605,030
Receivables:
Employer contributions	289,704	259,754
Participant contributions and loan repayments	315,791	366,493

Total receivables	605,495	626,247

Net assets available for benefits	$19,607,683	$18,231,277

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Investment income (loss):
Net depreciation in fair value of investments	$(4,222,301)
Interest and dividends	232,597
Interest income on participant loans	115,452

Total investment loss	(3,874,252)
Contributions:
Employer contributions:
Cash	181,110
Employer securities	2,626,216
Participant contributions	3,839,793
Participant rollovers	24,352

Total contributions	6,671,471
Deductions from net assets attributed to:
Distributions and withdrawals	1,173,902
Administrative expenses	101,081

Total deductions	1,274,983

Net increase before net transfers to other company plan	1,522,236
Net transfers to other company plan	(145,830)

Net increase	1,376,406
Net assets available for benefits:
Beginning of year	18,231,277

End of year	$19,607,683

See accompanying notes to financial statements.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

On October 1, 1996, Stillwater Mining Company (the “Company”) established the Stillwater Mining Company Bargaining Unit 401(k) Plan and Trust (the “Plan”) for union employees. The following description of the Plan provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering all union employees of the Company, as defined in the Plan Document, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees are eligible to participate in the Plan at the beginning of the month following the employee’s date of hire.

(b)	Plan and Trust Administration

The administration of the Plan is the responsibility of the Company. The assets of the Plan are maintained in a trust fund that is administered under a trust agreement with Smith Barney Corporate Trust Company (the “Trustee”).

(c)	Contributions

Each participant has the option to make pre-tax “elective deferral contributions” to the Plan of not less than 1% nor more than 20% of eligible compensation as defined by the Plan Document. The Company contributes an amount equal to 100% of each participant’s elective deferral contribution, up to 6% of the participant’s compensation for the contribution period. The matching Company contribution may be made in Company common stock. Each participant also has the option to make after-tax contributions to the Plan of not less than 1% nor more than 10% of eligible compensation.

The Company may make annual discretionary profit sharing contributions during each Plan year. Profit sharing contributions will be allocated to participants based on the ratio of each participant’s eligible compensation to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions during the year ended December 31, 2002.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s matching contribution, (b) Plan earnings and losses, and (c) discretionary contributions by the Company. Allocations of Plan earnings and losses are based on individual participant account balances in relation to the total of all participant account balances.

(e)	Vesting

Participants are at all times fully vested in their voluntary contributions plus actual earnings thereon. Vesting in employer contributions is based on years of continuous service. Participants become 100 percent vested after three years of service.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(f)	Participant Loans

Participant loans shall not exceed the lesser of: (a) $50,000 reduced by the excess of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made; or (b) 50% of the participant’s vested balance. Participant loans bear an interest rate comparable to the rate charged by commercial lenders in the geographical area for similar loans. All participant loans must be repaid within five years, unless the loan is utilized by the participant for the purchase of a principal residence, in which case the term of the loan must be repaid over a reasonable period of time, not to exceed ten years. Interest rates on the participant loans outstanding at December 31, 2002 ranged from 6.25% to 10.0%.

(g)	Payment of Benefits

Upon termination, retirement or death, participants or their beneficiaries may elect to receive an amount equal to the vested value of his or her account in either a lump-sum amount or in installments determined by the participant or their beneficiary.

(h)	Forfeitures

Forfeitures of terminated participants’ non-vested accounts are retained in the Plan and used first to pay administrative expenses and then to reduce future employer matching contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $169,400 and $123,413, respectively. During 2002 and 2001, $125,169 and $72,608, respectively, of employer matching contributions were forfeited by employees who terminated before those amounts became vested.

The amount of forfeitures used to pay administrative expenses in 2002 totaled $79,182.

(i)	Plan to Plan Transfers

Net transfers to other company plan includes $205,028 of transfers to and $59,198 of transfers from the Stillwater Mining Company 401(k) Plan and Trust for the year ended December 31, 2002. The Stillwater Mining Company 401(k) Plan and Trust covers non-union employees of the Company (as defined by the Plan Document) and, therefore, transfers to and from this plan occur when the union membership status of employees changes.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The Plan’s financial statements are prepared using the accrual method of accounting.

(b)	Appreciation (Depreciation) of Investments

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

(e)	Investment Valuation and Income Recognition

Plan investments in mutual funds and common stock are valued at fair value based on the market value or share price at the end of the year. Plan investments in common collective trust funds are valued based on the values of the underlying instruments at the end of the year. Purchases and sales of investments are recorded on the trade date. Dividends are recorded as of the ex-dividend date. Interest income is recorded on the accrual basis.

Participant loans are valued at principal amount, which approximates fair value. The carrying amounts approximate fair value because of the short maturity of those instruments and the rates of interest associated with payments under the agreements approximate the current borrowing rates available to participants for agreements with similar characteristics. Interest income is recorded on the accrual basis.

(f)	Expenses of the Plan

The Company may reimburse expenses incurred in the administration of the Plan at its discretion. Substantially all expenses are paid with forfeitures, although some expenses, including but not limited to audit fees, legal expenses, and other administrative costs, are paid by the Company.

(g)	Payment of Benefits

Benefits are recorded when paid.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments

The following table presents the fair values of investments that represent 5 percent or more of the Plan’s net assets as determined by quoted market prices as of December 31:

	2002		2001

	Number of		Number of
	shares, units		shares, units
	or loans	Fair value	or loans	Fair value

Stillwater Mining Company Stock – Common Stock	335,287	$1,794,435	49,718	$918,354
Mutual Funds:
Smith Barney Government Portfolio	2,580,910	2,580,910	2,715,598	2,715,598
Dreyfus Premier Core Value Fund	92,900	2,011,403	65,415	1,872,823
Janus Twenty Fund	65,918	1,924,405	48,543	1,867,250
Scudder International Fund	41,214	1,257,627	31,464	1,153,471
Royce Premier Fund	121,742	1,145,725	106,111	1,118,409

		8,920,070		8,727,551
Common/Collective Trust Fund:
MCM Stable Value Portfolio	100,727	1,309,408	—	—
Participant loans	305	1,692,456	240	1,310,129

		13,716,369		10,956,034

Other investments less than 5% of the Plan’s net assets		5,285,819		6,648,996

		$19,002,188		$17,605,030

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated (appreciated) in value by $4,222,301 as follows:

Common stock	$1,652,563
Mutual funds	2,625,240
Common/collective trust fund	(55,502)

$4,222,301

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Notes to Financial Statements

December 31, 2002 and 2001

(5)	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by subsidiaries of Citigroup Inc. Smith Barney Corporate Trust Company, the trustee as defined by the Plan, and CitiStreet Associates, LLC, the recordkeeper of the Plan, are also subsidiaries of Citigroup Inc. Administrative fees paid by the Plan to CitiStreet Associates, LLC, amounted to $101,081 for the year ended December 31, 2002. These transactions qualify as allowable party-in-interest transactions.

The Company made matching contributions in Company common stock of $2,626,216 during the year ended December 31, 2002.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated June 5, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Nonexempt Transactions

There was an unintentional delay by the Company in submitting contributions in the aggregate amount of $32,519 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $4,975 in 2002.

There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $15,546 to the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,239 in 2002.

Schedule 1

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2002

	(b) Identity of issue,	(c) Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,	(d) Number	(e) Current
(a)	or similar party	par or maturity value	of units	value

*	Smith Barney Government Portfolio	Mutual Fund	2,580,910	$2,580,910
	Dreyfus Premier Core Value Fund	Mutual Fund	92,900	2,011,402
	Janus Twenty Fund	Mutual Fund	65,918	1,924,405
*	Stillwater Mining Company	Common Stock	335,287	1,794,435
*	Participant Loans	Interest rates ranging from 6.25% to 10%	305	1,692,456
	MCM Stable Asset Fund	Common/Collective Trust Fund	100,727	1,309,408
	Scudder International Fund	Mutual Fund	41,214	1,257,627
	Royce Premier Fund	Mutual Fund	121,742	1,145,725
	Strong Government Securities Fund	Mutual Fund	59,712	667,010
	Dreyfus Appreciation Fund	Mutual Fund	19,741	615,921
	Dreyfus Emerging Markets	Mutual Fund	51,952	577,537
	Dreyfus Founders Discovery Fund	Mutual Fund	29,751	567,728
	Janus Fund	Mutual Fund	29,464	528,450
	Baron Asset Fund	Mutual Fund	14,828	511,321
	Janus Enterprise Fund	Mutual Fund	18,570	429,541
*	Smith Barney S&P 500 Index Fund	Mutual Fund	37,904	340,865
	Warburg Pincus Fixed Income Fund	Mutual Fund	31,832	314,959
	Lexington GNMA Income Fund	Mutual Fund	29,325	264,524
	American Century Income & Growth Fund — Investor	Mutual Fund	10,889	238,296
	Wasatch Mid-Cap Fund	Mutual Fund	5,086	100,871
	Loomis Bond Fund Insurance	Mutual Fund	6,819	74,927
	T. Rowe Price High Yield	Mutual Fund	8,625	53,870

				$19,002,188

* Party-in-interest to the Plan.

See accompanying independent auditors’ report.

Schedule 2

STILLWATER MINING COMPANY
BARGAINING UNIT
401(K) PLAN AND TRUST

Schedule G, Part III - Schedule of Nonexempt Transactions

Year ended December 31, 2002

		(c) Description of transactions					(g) Expenses
	(b) Relationship to	including maturity date, rate					incurred in			(j) Net gain or
(a) Identity of	plan, employer or	of interest, collateral par or		(d) Purchase	(e) Selling	(f) Lease	connection with	(h) Cost of	(i) Current	(loss) on each
party involved	other party-in-interest	maturity value		price	price	rental	transaction	asset	value of asset	transaction

Stillwater Mining Company	Plan Sponsor	Certain 2001 employee deferrals not deposited to the Plan in a timely manner.	(1)	—	—	—	—	$4,975	—	—

Stillwater Mining Company	Plan Sponsor	Certain 2001 employee deferrals not deposited to Plan in a timely manner.	(2)	—	—	—	—	1,239	—	—

(1)	There was an unintentional delay by the Company in submitting contributions in the aggregate amount of $32,519 to the Trustee during 2001 due to employee bonus compensation that was erroneously omitted from 401(k) eligible wages. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $4,975 in 2002.

(2)	There were unintentional delays by the Company in submitting certain 2001 contributions in the aggregate amount of $15,546 so the Trustee due to a computer program error. The Company remitted the contributions and reimbursed the Plan for lost investment income in the amount of $1,239 in 2002.

See accompanying independent auditors’ report.

STILLWATER MINING COMPANY

EXHIBIT INDEX

Exhibit	Document

23	Consent of KPMG LLP, Independent Auditors.